SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Name of Issuer)

Ordinary Shares, $0.0001 nominal value per share

(Title of Class of Securities)

G50871 105

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners, LLC

800 El Camino Real, Ste 220

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. G50871 105	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS

Longitude Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
		0

NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		2,731,909[2]
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
		2,731,909[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,731,909[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.8%[3]
14	TYPE OF REPORTING PERSON (see instructions)

OO

1 The securities over which the Reporting Persons (as defined in the Explanatory Note) have shared voting and dispositive power were acquired in connection with a merger involving the Issuer (as defined in the Explanatory Note), in which securities of another entity involved in the merger were converted into like securities of the Issuer. The securities that were converted into the Issuer’s securities were initially acquired by the Reporting Persons using investment funds from limited partners.

2 Consists of 1,784,042 Ordinary Shares and warrants to purchase 947,867 Ordinary Shares.

3 The percentage was calculated based upon 57,190,984 Ordinary Shares, as follows: 56,243,117 Ordinary Shares outstanding as of February 15, 2012, as disclosed by the Issuer in its Prospectus Supplement filed with the Commission on March 7, 2012 pursuant to Rule 424(b)(7) promulgated under the Securities Act, and 947,867 Ordinary Shares issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. G50871 105	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS

Longitude Venture Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
		0

NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		2,731,909[2]
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
		2,731,909[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,731,909[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.8%[3]
14	TYPE OF REPORTING PERSON (see instructions)

PN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired in connection with a merger involving the Issuer, in which securities of another entity involved in the merger were converted into like securities of the Issuer. The securities that were converted into the Issuer’s securities were initially acquired by the Reporting Persons using investment funds from limited partners.

2 Consists of 1,784,042 Ordinary Shares and warrants to purchase 947,867 Ordinary Shares.

3 The percentage was calculated based upon 57,190,984 Ordinary Shares, as follows: 56,243,117 Ordinary Shares outstanding as of February 15, 2012, as disclosed by the Issuer in its Prospectus Supplement filed with the Commission on March 7, 2012 pursuant to Rule 424(b)(7) promulgated under the Securities Act, and 947,867 Ordinary Shares issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. G50871 105	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS

Longitude Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
		0

NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		2,731,909[2]
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
		2,731,909[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,731,909[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.8%[3]
14	TYPE OF REPORTING PERSON (see instructions)

PN

1The securities over which the Reporting Persons have shared voting and dispositive power were acquired in connection with a merger involving the Issuer, in which securities of another entity involved in the merger were converted into like securities of the Issuer. The securities that were converted into the Issuer’s securities were initially acquired by the Reporting Persons using investment funds from limited partners.

2Consists of 1,784,042 Ordinary Shares and warrants to purchase 947,867 Ordinary Shares.

3The percentage was calculated based upon 57,190,984 Ordinary Shares, as follows: 56,243,117 Ordinary Shares outstanding as of February 15, 2012, as disclosed by the Issuer in its Prospectus Supplement filed with the Commission on March 7, 2012 pursuant to Rule 424(b)(7) promulgated under the Securities Act, and 947,867 Ordinary Shares issuable upon exercise of warrants held by the Reporting Persons.

CUSIP No. G50871 105	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS

Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER
		0

NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		2,741,838[2]
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
		2,741,838[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,741,838[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.8%[3]
14	TYPE OF REPORTING PERSON (see instructions)

IN

1The securities over which the Reporting Persons have shared voting and dispositive power were acquired in connection with a merger involving the Issuer, in which securities of another entity involved in the merger were converted into like securities of the Issuer. The securities that were converted into the Issuer’s securities were initially acquired by the Reporting Persons using investment funds from limited partners.

2Consists of 1,784,042 Ordinary Shares and warrants to purchase 947,867 Ordinary Shares, as well as 9,929 Ordinary Shares underlying phantom stock issued to Enright which is exercisable within 60 days from March 9, 2012.

3The percentage was calculated based upon 57,200,913 Ordinary Shares, as follows: 56,243,117 Ordinary Shares outstanding as of February 15, 2012, as disclosed by the Issuer in its Prospectus Supplement filed with the Commission on March 7, 2012 pursuant to Rule 424(b)(7) promulgated under the Securities Act, and 947,867 Ordinary Shares issuable upon exercise of warrants held by the Reporting Persons, as well as 9,929 Ordinary Shares underlying phantom stock issued to Enright which is exercisable within 60 days from March 9, 2012.

CUSIP No. G50871 105	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS

Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER
		0

NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		2,741,838[2]
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
		2,741,838[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,741,838[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.8%[3]
14	TYPE OF REPORTING PERSON (see instructions)

IN

1 The securities over which the Reporting Persons have shared voting and dispositive power were acquired in connection with a merger involving the Issuer, in which securities of another entity involved in the merger were converted into like securities of the Issuer. The securities that were converted into the Issuer’s securities were initially acquired by the Reporting Persons using investment funds from limited partners.

2 Consists of 1,784,042 Ordinary Shares and warrants to purchase 947,867 Ordinary Shares, as well as 9,929 Ordinary Shares underlying phantom stock issued to Enright which is exercisable within 60 days from March 9, 2012.

3 The percentage was calculated based upon 57,200,913 Ordinary Shares, as follows: 56,243,117 Ordinary Shares outstanding as of February 15, 2012, as disclosed by the Issuer in its Prospectus Supplement filed with the Commission on March 7, 2012 pursuant to Rule 424(b)(7) promulgated under the Securities Act, and 947,867 Ordinary Shares issuable upon exercise of warrants held by the Reporting Persons, as well as 9,929 Ordinary Shares underlying phantom stock issued to Enright which is exercisable within 60 days from March 9, 2012.

Explanatory Note:

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D initially filed on January 27, 2012 (as amended hereby, the “Schedule”), on behalf of Longitude Capital Partners, LLC (“LCP”), Longitude Venture Partners, L.P. (“LVP”), Longitude Capital Associates, L.P. (“LCA”), Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker (“Bakker,” and collectively, the “Reporting Persons”) relating to the beneficial ownership of ordinary shares, $0.0001 nominal value per share (the “Ordinary Shares”) of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland (the “Issuer”). The Reporting Persons are filing this Amendment to report (i) changes in their beneficial ownership since the date of the Schedule 13D initially filed on January 27, 2012, and (ii) that the Reporting Persons have ceased to be beneficial owners of more than five percent of the outstanding Issuer Ordinary Shares as of March 9, 2012. Except as set forth below, this Amendment does not supplement, restate or amend any of the other information disclosed in the Schedule as previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Schedule.

Item 4.	Purpose of Transaction.

 Item 4 is amended by adding the following paragraph as the second to last paragraph of Item 4:

On March 5, 2012, LVP, LCA, Enright and certain others named therein (collectively, the “Selling Shareholders”) and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Barclays Capital Inc. and Citigroup Global Markets Inc. (collectively, the “Underwriters”), pursuant to which the Selling Shareholders agreed to sell to the Underwriters, and the Underwriters agreed to purchase from the Selling Shareholders, an aggregate amount of 7,883,366 Ordinary Shares at a price per share of $49.56 per share. Of such aggregate amount, LVP agreed to sell to the Underwriters 1,078,400 Ordinary Shares; LCA agreed to sell to the Underwriters 21,615 Ordinary Shares; and Enright agreed to sell to the Underwriters 49,985 Ordinary Shares. The transactions contemplated by the Underwriting Agreement closed on March 9, 2012. Pursuant to the Underwriting Agreement, the Issuer and each Selling Shareholder have made representations and warranties to the Underwriters customary for transactions of this type, and the Issuer and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments the Underwriters may be required to make because of any of those liabilities.  In connection with the Offering, LVP, LCA, and Enright entered into a Lock-Up Agreement (each, a “Lock-Up Agreement”) with the Company, Barclays Capital Inc. and Citigroup Global Markets Inc. pursuant to which they agreed that, subject to certain exceptions, without the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc., they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of any Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares (other than the shares sold by the selling shareholders to the underwriters in the Offering), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Ordinary Shares or securities convertible, exercisable or exchangeable into Ordinary Shares or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 60 days after March 5, 2012.  Also, in connection with the Offering, on March 2, 2012, LVP and LCA entered into a Waiver Agreement (the “Waiver Agreement”) with the Company and certain other investors pursuant to which the parties thereto waived certain registration and notice rights under the Third Amended and Restated Investor Rights Agreement, dated as of June 6, 2007, as amended.  The Underwriting Agreement and the transactions contemplated thereby are described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on March 7, 2012 and the Prospectus Supplement filed by the Issuer with the Commission (the “Commission”) on March 7, 2012 pursuant to Rule 424(b)(7) promulgated under the Securities Act.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through 5(c) and 5(e) are amended and restated in their entirety to read as follows:

(a)         According to the Prospectus Supplement filed by the Issuer with the Commission on March 7, 2012 pursuant to Rule 424(b)(7) promulgated under the Securities Act, as of February 15, 2012, there were 56,243,117 Ordinary Shares outstanding. After the consummation of the transactions contemplated by the Underwriting Agreement, LVP is the record holder of 1,748,990 Ordinary Shares and warrants to purchase 929,243 Ordinary Shares, representing approximately 4.7% of the issued and outstanding Ordinary Shares (assuming the exercise of the warrants held by LVP and LCA), and LCA is the record holder of 35,052 Ordinary Shares and warrants to purchase 18,624 Ordinary Shares, representing approximately 0.1% of the issued and outstanding Ordinary Shares (assuming the exercise of the warrants held by LVP and LCA). LCP, as general partner of each of LVP and LCA, has the power to vote and dispose of securities held by each of LVP and LCA. Enright and Bakker are each managing members of LCP, and share the decision making power of LCP. After the consummation of the transactions contemplated by the Underwriting Agreement, Enright has rights to acquire 9,929 Ordinary Shares, which are exercisable within 60 days of March 9, 2012, pursuant to phantom stock also issued to him in connection with his service as a director of a predecessor entity of the Issuer.

(b)        LVP, LCA and LCP have shared power to vote and dispose of 2,731,909 Ordinary Shares (giving effect to the Ordinary Shares underlying the warrants held by LCA and LVP). Enright and Bakker, managing members of LCP, have shared power to vote and dispose of 2,741,838 Ordinary Shares (giving effect to the Ordinary Shares underlying the warrants held by LCA and LVP, as well as the Ordinary Shares underlying phantom stock exercisable within 60 days of March 9, 2012, each issued in connection with Enright’s service as a director of a predecessor entity of the Issuer.).

(c)         Except as reported herein, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(e)         Effective as of March 9, 2012, each Reporting Person ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

Item6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 Item 6 is amended by adding the following paragraph as the second to last paragraph of Item 6:

See the second to last paragraph of Item 4 of this Schedule.

Item7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit A:	Form of Warrant issued on July 7, 2009 (incorporated herein by reference to Exhibit 4.9 to Jazz’s Current Report on Form 8-K filed with the Commission on July 7, 2009)

Exhibit B:	Investor Rights Agreement dated July 7, 2009 by and among Jazz and the purchasers listed on the signature pages thereto (incorporated herein by reference to Exhibit 10.88 to Jazz’s Current Report on Form 8-K filed with the Commission on July 7, 2009)

Exhibit C:	Agreement and Plan of Merger and Reorganization dated September 19, 2011 by and among the Issuer, Merger Sub, Jazz and certain other individuals named therein (incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on September 19, 2011)

Exhibit D:	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 18, 2012)

Exhibit E:	Underwriting Agreement dated March 5, 2012 by and among the Issuer, the Selling Stockholders and the Underwriters (incorporated herein by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 7, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2012

LONGITUDE VENTURE PARTNERS, L.P.

	By:	LONGITUDE CAPITAL PARTNERS, LLC
	Its:	General Partner

/s/ Patrick G. Enright	By:	/s/ Patrick G. Enright
Patrick G. Enright	Patrick G. Enright, Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

	By:	LONGITUDE CAPITAL PARTNERS, LLC
	Its:	General Partner

/s/ Juliet Tammenoms Bakker	By:	/s/ Patrick G. Enright
Juliet Tammenoms Bakker	Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

	By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member